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                                                                     Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                            (GUANGSHEN RAILWAY LOGO)
                       Guangshen Railway Company Limited
 (a joint stock limited company incorporated in the People's Republic of China)
                               (STOCK CODE: 525)


                            DISCLOSEABLE TRANSACTION

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The Directors announce that on 9 August 2005, the Board passed the resolutions for approving the Conditional Agreement to purchase the EMUs for a total sum of RMB2,583,001,182.50 (equivalent to approximately HK$2,467,992,721.67).

The Purchase constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing, among others, details of the Purchase will be dispatched to the Shareholders as soon as practicable.

During the period from August 2004 to July 2005, the Company had purchased certain spare parts and components from Bombardier Sweden and engaged its services for its existing trains. These transactions have been taken into account in determining the percentage ratios and hence the transaction classification under Chapter 14 of the Listing Rules.
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THE CONDITIONAL AGREEMENT

Effective Date : The Board passed the resolutions for approving the Purchase on 9 August 2005.

                 The Conditional Agreement shall take effect upon payment by Qingdao BSP and Bombardier Sweden to the Company of a guarantee fund in the aggregate sum of approximately RMB56,758,118.25 (equivalent to approximately HK$54,230,955.71). Such guarantee fund has been paid on 20 August 2005. The Company shall be entitled to seek remedies out of the above guarantee fund on the Sellers' default in performing any of their respective obligations under the Conditional Agreement.

                 The Company has been advised by its external PRC legal counsel that the Conditional Agreement shall only be effective and legally binding upon fulfilment of all the conditions set out therein.

Parties        : (1) the Company, as the purchaser

                 (2) Qingdao BSP and Bombardier Sweden, as the Sellers

                 (3) (CHINESE CHARACTERS) (China International Tendering
                     Company), as the purchaser's agent

Assets to be   : The Sellers shall deliver the EMUs and the technical data,
purchased        manuals, spare parts on board and special tools that are
                 related to the design, manufacture, operation, inspection and repair of the EMUs to the Company as well as providing the Company with the related design liaison, technical training and after-sale services. In particular, Bombardier Sweden shall be paid by the Company to supply imported spare parts and components from outside of PRC to Qingdao BSP and to provide offshore training to the Company; and Qingdao BSP shall be responsible for sourcing spare parts and components in the PRC, assembling the EMUs and delivering the EMUs to the Company in stages during the period from May 2007 to December 2007 in accordance with the terms and conditions of the Conditional
                 Agreement.

Consideration  : A total sum of RMB2,583,001,182.50 (equivalent to approximately
                 HK$2,467,992,721.67).

                 The consideration was agreed after arm's length negotiations between the Company and the Sellers with reference to the price submitted during the tender process in which the Sellers were collectively selected.

Payment terms  : Upon the Conditional Agreement becoming unconditional and taking effect, the consideration shall be satisfied by cash in instalments.

                 Payment shall be made in accordance with the terms of the Conditional Agreement upon delivery of the EMUs or the relevant services being rendered (as the case may be).

The Company and CITC entered into an agency agreement under which CITC agreed to provide service to the Company in relation to the Purchase and its implementation, which includes assisting the Company in selecting the Sellers, assisting the Company to arrange all necessary government approvals and licenses and providing any other related services to ensure the smooth implementation of the Purchase.

CITC is one of the largest tendering and procurement agents in the PRC. It has extensive experience in international tendering and procurement transactions.


INFORMATION ON THE EMUS AND THE REASONS FOR AND BENEFITS OF THE PURCHASE

The Company is principally engaged in railway passenger and freight transportation businesses between Guangzhou and Shenzhen and certain long-distance passenger transportation services. In order to improve the integrated transportation capacity and to capture a larger market share from the growing passenger transportation market in Guangzhou and Shenzhen, the Company intends to purchase the new EMUs which will be used as Guangzhou-Shenzhen high-speed trains and Hong Kong through-trains. The expected speed of the brand new EMUs is 200 km/h with a passenger capacity of approximately 670 persons per each train set.

The Directors believe that the new sets of EMUs will strengthen the Company's brand name of providing "safe, fast, comfortable, high-quality" passenger transportation service and enhance the competitiveness and operation efficiency of the Company.

The Directors believe the terms of the transaction are fair and reasonable and in the interests of the Shareholders as a whole.

Qingdao BSP is a sino-foreign joint venture passenger train and EMUs manufacturer in the PRC. Its principal business includes the design and manufacture of high grade and ordinary passenger trains, EMUs, deluxe double-deck passenger trains, high-speed trains and intercity rail cars, sales of products and provision of after-sales service.

Bombardier Sweden is a wholly owned subsidiary of Bombardier Inc., which is a world-leading manufacturer and service company of business jets, regional aircraft and rail transportation equipment.


GENERAL

The Purchase will be funded approximately one-half by internal resources and another half by bank loan to be obtained by the Company.

The Purchase constitutes a discloseable transaction of the Company under the Listing Rules. A circular containing, inter alia, further information on the Purchase will be despatched to the Shareholders in accordance with the relevant requirements of the Listing Rules.

During the period from August 2004 to July 2005, the Company had purchased certain spare parts and components from Bombardier Sweden and engaged its services for its existing trains. The total value of the transactions between the Company and the Sellers during such period is less than RMB2.33 million (equivalent to approximately HK$2,226,256.45). These transactions have been taken into account in determining the percentage ratios and hence the transaction classification under Chapter 14 of the Listing Rules.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, CITC, the Sellers and their respective ultimate beneficial owners are third parties independent of the Company and connected persons (as defined under the Listing Rules) of the Company.


DEFINITIONS

"Board"                 the board of Directors

"Bombardier Sweden"     (CHINESE CHARACTERS) (Bombardier Transportation Sweden
                        AB), a company which headquarter is located in Sweden and a subsidiary of Bombardier Inc., which owns a 50% interest in the foreign joint venture partner of Qingdao
                        BSP

"CITC"                  (CHINESE CHARACTERS) (China International Tendering
                        Company)

"Company"               Guangshen Railway Company Limited (CHINESE CHARACTERS),
                        a joint stock limited company incorporated in the PRC, the H shares of which are listed on the Stock Exchange
                        (Stock Code: 525) and the American depository shares of which are listed on The New York Stock Exchange, Inc.

"Conditional Agreement" the purchase agreement dated 30 May 2005 between, inter alia, the Company and the Sellers in respect of the purchase by the Company of the EMUs from the Sellers

"Directors"             the directors of the Company

"EMUs"                  twenty sets of Electric Multiple Units train

"HK$"                   Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"             Hong Kong Special Administrative Region of the PRC

"Listing Rules"         The Rules Governing the Listing of Securities on the
                        Stock Exchange

"PRC"                   The People's Republic of China

"Purchase"              the purchase by the Company of the EMUs from the Sellers
                        pursuant to the Conditional Agreement

"Qingdao BSP"           (CHINESE CHARACTERS) (Bombardier Sifang Power (Qingdao)
                        Transportation Ltd.), a sino-foreign joint venture incorporated in the PRC

"RMB"                   Renminbi, the lawful currency of the PRC

"Sellers"               Qingdao BSP and Bombardier Sweden

"Shareholders"          Shareholders of the Company

"Stock Exchange"        The Stock Exchange of Hong Kong Limited


Notes:

The figures in RMB are converted into HK$ at the rate of RMB 104.66 = HK$100 throughout this announcement for indication purposes only.


                                                           By Order of the Board
                                                               GUO XIANGDONG
                                                             Company Secretary


Shenzhen, The People's Republic of China, 25 August 2005

As at the date of this announcement, the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.